

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2010

James F. Groelinger
Chief Executive Officer
I-Web Media, Inc.
706 Hillcrest Drive
Richmond, TX 77469

> **Re: I-Web Media, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 19, 2010**
> **File No. 000-54012**

Dear Mr. Groelinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. According to Exhibit A, we note that you are amending your certificate of incorporation to create a new class of 20 million shares of Preferred Stock. Please explain why you have not included this proposal as an action that was voted upon by the majority of the holders on the cover page of the Information Statement. Ensure that you discuss each authorization or issuance of securities as required by Item 11 of Schedule 14A.

Action Two. Amendment to the Company's Articles of Incorporation…, page 8

2. You state that the Board of Directors determined that the company's name change to "Heartland Bridge Capital, Inc." is in the best interest of the company as the

new corporate name more accurately reflects changes in the company's business focus. Please discuss the new business focus of the company.

Action Four. Adoption of First Amended and Restated Bylaws, page 11

3.   You state that the adoption of the restated bylaws will not have any material impact on your stockholders. However, we note that there are differences in the rights of shareholders under the amended and restated bylaws. For example, your existing bylaws provide that special meetings of the stockholders may be called by the President or Secretary on the request in writing by a "majority in voting interest of stockholders entitled to vote," while your new bylaws provide that one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes can call a special meeting. Please revise to briefly describe the material changes that you are proposing to the bylaws or tell us why you believe that these changes are not material to shareholders.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

                                                Sincerely,

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via facsimile at (929) 635-1240
        Craig Butler
        The Lebrecht Group